EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Announcement on the Profit Distribution Plan of China Life Insurance Company Limited

for the Year of 2022

Important Notes:

•	The amount of cash dividends to be distributed is RMB 0.49 per share (inclusive of tax).

•

The profit distribution will be based on the total share capital as registered on the equity rights record date of the implementation of the distribution. The dates in the following expected timetable are only tentative. Specific dates will be specified in the announcement on implementation of the distribution.

Stock Category	Tentative Equity Rights Record Date	Last Trading Date	Tentative Ex-Dividend Date	Tentative Date of Distribution
A shares	July 12, 2023	—	July 13, 2023	July 13, 2023

•	The implementation of this profit distribution plan is subject to the review and approval at the 2022 Annual Shareholders’ Meeting of the Company.

I.	Profit Distribution Plan

The 2022 consolidated financial statements of the Company prepared in accordance with the China Accounting Standards for Business Enterprises have been audited by PricewaterhouseCoopers Zhong Tian LLP. In 2022, the net profit attributable to equity holders of the Company is RMB 32,082 million, and the net profit of the Company is RMB 39,315 million. The Board of Directors reviewed and proposed the profit distribution plan for the year of 2022 as follows:

1.

Pursuant to the Company Law of the People’s Republic of China and the Articles of Association of the Company, allocate to the statutory common reserve fund the amount of RMB 3,932 million, which is 10% of the after-tax profits;

Commission File Number 001-31914

2.

Pursuant to the Financial Rules for Financial Enterprises issued by the Ministry of Finance and other regulations, allocate to the general risk reserve fund the amount of RMB 3,932 million, which is 10% of the after-tax profits;

3.

Pursuant to the Company Law of the People’s Republic of China and the Articles of Association of the Company, allocate to the discretionary common reserve fund the amount of RMB 3,932 million, which is 10% of the after-tax profits;

4.

The Company plans to distribute cash dividends to all shareholders in the amount of RMB 0.49 per share (inclusive of tax). As of December 31, 2022, the Company has issued 28,264,705,000 shares, based on which the amount of cash dividends to be distributed is expected to be approximately RMB 13,850 million (inclusive of tax). The proportion of the total amount of cash dividends to be distributed for the year of 2022 by the Company to the net profits attributable to the equity holders of the Company in the consolidated financial statements is 43%;

5.

After the above-mentioned distribution of after-tax profits for the year of 2022, the undistributed balance shall be carried forward to the undistributed profits and to be distributed in the following years. No capital reserves will be converted to equity capital during this distribution.

As of December 31, 2022, the core solvency adequacy ratio of the Company is 143.59%, and the comprehensive solvency adequacy ratio is 206.78%. As affected by this profit distribution, the solvency adequacy ratio of the Company will decrease by approximately 4.37%. After this profit distribution, the solvency adequacy ratio of the Company remains at a relatively high level that complies with the requirements of the regulatory authority.

II.	Decision-making Procedures Performed by the Company

The Company reviewed and approved the Proposal on the Profit Distribution Plan for the Year of 2022 of the Company at the twenty-second meeting of the seventh session of the Board of Directors held on March 29, 2023. The Board of Directors agreed to submit the proposal to the 2022 Annual Shareholders’ Meeting for approval. The independent directors gave their independent opinions and agreed on the proposal.

Commission File Number 001-31914

The Company reviewed and approved the Proposal on the Profit Distribution Plan for the Year of 2022 of the Company at the twelfth meeting of the seventh session of the Board of Supervisors held on March 29, 2023.

III.	Relevant Risk Warning

The implementation of this profit distribution plan is subject to the approval at the 2022 Annual Shareholders’ Meeting of the Company.

Board of Directors of China Life Insurance Company Limited

March 29, 2023